UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)

CULLINAN ONCOLOGY, INC.

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

230031106

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
Globeways Holdings Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
468,696 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
468,696 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
468,696 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.10% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (i) 66,390 shares of Common Stock held by F2 Bioscience I 2017 Ltd. and (ii) 402,306 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2 Bioscience I 2017 Ltd. and F2 MG Ltd.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Bioscience I 2017 Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
66,390 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
66,390 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
66,390 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.16% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities are owned directly by F2 Bioscience I 2017 Ltd. Globeways Holdings Ltd. is the appointed manager of F2 Bioscience I 2017 Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Bioscience I 2017 Ltd.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 MG Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
402,306 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
402,306 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
402,306 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.94% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities are owned directly by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of F2 MG Ltd. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MG Ltd.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
Globeways Holdings II Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
1,013,334 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
1,013,334 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,013,334 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
2.37% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Includes (i) 622,175 shares of Common Stock held by F2-TPO Investments, LLC, (ii) 71,599 shares of Common Stock held by F2 Bio TD, LLC, (iii) 214,798 shares of Common Stock held by F2 MC, LLC, and (iv) 104,762 shares of Common Stock held by F2 GC, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2-TPO Investments, LLC, F2 Bio TD, LLC, F2 MC, LLC and F2 GC, LLC.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2-TPO Investments, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
622,175 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
622,175 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
622,175 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.45% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities are owned directly by F2-TPO Investments, LLC. Globeways Holdings II Ltd. is the appointed manager of F2-TPO Investments, LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2-TPO Investments, LLC.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Bio TD, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
71,599 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
71,599 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
71,599 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.17% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities are owned directly by F2 Bio TD, LLC. Globeways Holdings Ltd. is the appointed manager of F2 Bio TD, LLC and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Bio TD, LLC.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 MC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
214,798 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
214,798 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
214,798 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.50% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities are owned directly by F2 MC, LLC. Globeways Holdings II Ltd. is the appointed manager of F2 MC, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 MC, LLC.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 GC, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
104,762 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
104,762 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
104,762 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.24% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) The reported securities are owned directly by F2 GC, LLC. Globeways Holdings II Ltd. is the appointed manager of F2 GC, LLC. and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 GC, LLC.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Vision Management Sarl

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) The reported securities are owned directly by F2 Vision SCS. F2 Vision Management Sarl is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Vision SCS.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
F2 Vision SCS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
0 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
0 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities are owned directly by F2 Vision SCS. F2 Vision Management Sarl is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by F2 Vision SCS.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
Wolfways Holdings Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
487,628 (1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
487,628 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
487,628 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
1.14% (2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) The reported securities are owned directly by Wolfways Holdings Limited.

(2) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

CUSIP No. 230031106

1	NAME OF REPORTING PERSON
Morana Jovan-Embiricos

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a)☐
(b)☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
207,803 (1)

	6	SHARED VOTING POWER
1,969,658 (2)(3)(4)

	7	SOLE DISPOSITIVE POWER
207,803 (1)

	8	SHARED DISPOSITIVE POWER
1,969,658 (2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,177,461 (1)(2)(3)(4)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.09% (5)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Includes 207,803 shares of Common Stock directly held by Dr. Morana Jovan-Embiricos.

(2) Includes (i) 66,390 shares of Common Stock held by F2 Bioscience I 2017 Ltd. and (ii) 402,306 shares of Common Stock held by F2 MG Ltd. Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2 Bioscience I 2017 Ltd. and F2 MG Ltd. Dr. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings Ltd.

(3) Includes (i) 622,175 shares of Common Stock held by F2-TPO Investments, LLC, (ii) 71,599 shares of Common Stock held by F2 Bio TD, LLC, (iii) 214,798 shares of Common Stock held by F2 MC, LLC, and (iv) 104,762 shares of Common Stock held by F2 GC, LLC. Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares held by each of F2-TPO Investments, LLC, F2 Bio TD, LLC, F2 MC, LLC and F2 GC, LLC. Dr. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings II Ltd. and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings II Ltd.

(4) Includes 487,628 shares of Common Stock held by Wolfways Holdings Limited. Dr. Morana Jovan-Embiricos is the founding director of Wolfways Holdings Limited and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Wolfways Holdings Limited.

(5) Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

Item 1.

(a)	Name of Issuer

Cullinan Oncology, Inc.

(b)	Address of Issuer’s Principal Executive Offices

One Main Street, Suite 1350 Cambridge, MA 02142

Item 2.

(a)	Names of Persons Filing

Globeways Holdings Ltd.

F2 Bioscience I 2017 Ltd.

F2 MG Ltd.

Globeways Holdings II Ltd.

F2-TPO Investments, LLC

F2 Bio TD, LLC

F2 MC, LLC

F2 GC, LLC

F2 Vision Management Sarl

F2 Vision SCS

Wolfways Holdings Limited

Morana Jovan-Embiricos

(b)	Address of Principal Business office or, if None, Residence

Globeways Holdings Ltd.

c/o LJ Management (Suisse) SA

7 Rue de la Confederation

Geneva 1204

Switzerland

F2 Bioscience I 2017 Ltd.

c/o LJ Management (Suisse) SA

7 Rue de la Confederation

Geneva 1204

Switzerland

F2 MG Ltd.

c/o GISEV (Suisse) SA

Contrada di Sassello 2

6900 Lugano

Switzerland

Globeways Holdings II Ltd.

c/o LJ Management (Suisse) SA

7 Rue de la Confederation

Geneva 1204

Switzerland

F2-TPO Investments, LLC

c/o Twin Focus

75 Park Plaza

Boston
Massachusetts 02116
USA

F2 Bio TD, LLC

c/o Twin Focus
75 Park Plaza

Boston
Massachusetts 02116
USA

F2 MC, LLC

c/o Twin Focus
75 Park Plaza

Boston
Massachusetts 02116
USA

F2 GC, LLC

c/o Twin Focus
75 Park Plaza

Boston
Massachusetts 02116
USA

F2 Vision Management Sarl
c/o Atalux
74 Grand-Rue
Luxembourg V8 L-1660

F2 Vision SCS
c/o Atalux
74 Grand-Rue
Luxembourg V8 L-1660

Wolfways Holdings Limited

c/o LJ Management (Suisse) SA

7 Rue de la Confederation

Geneva 1204

Switzerland

Morana Jovan-Embiricos

c/o LJ Management (Suisse) SA

7 Rue de la Confederation

Geneva 1204

Switzerland

(c)	Citizenship

	Globeways Holdings Ltd.	British Virgin Islands

	F2 Bioscience I 2017 Ltd.	British Virgin Islands

	F2 MG Ltd.	British Virgin Islands

	Globeways Holdings II Ltd.	British Virgin Islands

	F2-TPO Investments, LLC	Delaware

	F2 Bio TD, LLC	Delaware

	F2 MC, LLC	Delaware

	F2 GC, LLC	Delaware

	F2 Vision Management Sarl	Luxembourg

	F2 Vision SCS	Luxembourg

	Wolfways Holdings Limited	British Virgin Islands

	Morana Jovan-Embiricos	United Kingdom

(d)	Title of Class of Securities

Common Stock, par value $0.0001 per share

(e)	CUSIP Number

230031106

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

(a) and (b) Amount beneficially owned:

(i)	F2 Bioscience I 2017 Ltd. directly owns 66,390 shares of Common Stock, which represents approximately 0.16% of the outstanding shares of Common Stock.

(ii)	F2 MG Ltd. directly owns 402,306 shares of Common Stock, which represents approximately 0.94% of the outstanding shares of Common Stock.

(iii)	F2-TPO Investments, LLC directly owns 622,175 shares of Common Stock, which represents approximately 1.45% of the outstanding shares of Common Stock.

(iv)	F2 Bio TD, LLC directly owns 71,599 shares of Common Stock, which represents approximately 0.17% of the outstanding Common Stock.

(v)	F2 MC, LLC directly owns 214,798 shares of Common Stock, which represents approximately 0.50% of the outstanding shares of Common Stock.

(vi)	F2 GC, LLC directly owns 104,762 shares of Common Stock, which represents approximately 0.24% of the outstanding shares of Common Stock.

(vii)	F2 Vision SCS no longer owns shares of Common Stock.

(viii)	Wolfways Holdings Limited directly owns 487,628 shares of Common Stock, which represents approximately 1.14% of the outstanding shares of Common Stock.

(ix)	Globeways Holdings Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares of Common Stock held by F2 Bioscience I 2017 Ltd. and F2 MG Ltd. In addition, Thus, Globeways Holdings Ltd. may be deemed to beneficially own 468,696 shares of Common Stock, which represents approximately 1.10% of the outstanding shares of Common Stock.

(x)	Globeways Holdings II Ltd. is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares of Common Stock held by F2-TPO Investments, LLC, F2 Bio TD, LLC, F2 MC, LLC and F2 GC, LLC. Thus, Globeways Holdings II Ltd. may be deemed to beneficially own 1,013,334 shares of Common Stock, which represents approximately 2.37% of the outstanding shares of Common Stock.

(xi)	F2 Vision Management Sarl is the appointed manager of and has sole power to vote upon the acquisition, holding and disposal of all shares of Common Stock held by F2 Vision SCS. F2 Vision SCS no longer owns shares of Common Stock and, thus, F2 Vision Management Sarl does not beneficially own shares of Common Stock.

(xii)	Dr. Morana Jovan-Embiricos is the founding director and shareholder of Globeways Holdings Ltd., Globeways Holdings II Ltd. and Wolfways Holdings Limited, and has the sole power to vote upon the acquisition, holding and disposal of all shares held by Globeways Holdings Ltd., Globeways Holdings II Ltd. and Wolfways Holdings Limited. In addition, Dr. Jovan-Embiricos directly holds 207,803 shares of Common Stock. Thus, Dr. Jovan-Embiricos may be deemed to beneficially own 2,177,461 shares of Common Stock, which represents approximately 5.09% of the outstanding shares of Common Stock.

(c) Number of shares as to which such person has:

	Number of Shares of Common Stock
Reporting Person	(i)	(ii)	(iii)	(iv)
F2 Bioscience I 2017 Ltd.	0	66,390	0	66,390
F2 MG Ltd.	0	402,306	0	402,306
F2-TPO Investments, LLC	0	622,175	0	622,175
F2 Bio TD, LLC	0	71,599	0	71,599
F2 MC, LLC	0	214,798	0	214,798
F2 GC, LLC	0	104,762	0	104,762
F2 Vision SCS	0	0	0	0
Wolfways Holdings Limited	0	487,628	0	487,628
Globeways Holdings Ltd.	0	468,696	0	468,696
Globeways Holdings II Ltd.	0	1,013,334	0	1,013,334
F2 Vision Management Sarl	0	0	0	0
Morana Jovan-Embiricos	207,803	1,969,658	207,803	1,969,658

(i)	Sole power to vote or direct the vote
(ii)	Shared power to vote or to direct the vote
(iii)	Sole power to dispose or to direct the disposition of
(iv)	Shared power to dispose or to direct the disposition of

Percentage based on 42,780,644 shares of Common Stock outstanding as of October 31, 2023, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 8, 2023.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certifications.

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2024

GLOBEWAYS HOLDINGS LTD.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 BIOSCIENCE I 2017 LTD.

By:	/s/ Rachel Higham and Robert Burton
Names: Rachel Higham and Robert Burton
Titles: Directors

F2 MG LTD.

By:	/s/ Achille Gregory Severgnini
Names: Achille Gregory Severgnini
Titles: Director

GLOBEWAYS HOLDINGS II LTD.

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2-TPO INVESTMENTS LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 BIO TD, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 MC, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 GC, LLC

By:	/s/ Morana Jovan-Embiricos
Name: Morana Jovan-Embiricos
Title: Director

F2 VISION MANAGEMENT SARL

By:	/s/ Alain Renard and Christian Francois
Name: Alain Renard and Christian Francois
Title: Directors

F2 VISION SCS

By:	/s/ Alain Renard and Christian Francois
Name: Alain Renard and Christian Francois
Title: Directors

WOLFWAYS HOLDINGS LIMITED

By:	/s/ Morana Jovan-Embiricos
Names: Morana Jovan-Embiricos
Titles: Director

/s/ Morana Jovan-Embiricos
Morana Jovan-Embiricos